VOZROZHDENIE BANK

File № 82-4257

RECEIVED

07 MAY -1 P 1:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

05.03.07
1101/2314

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023044

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Statement of material fact

Information about initial date of the bond issue

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Information about securities to be issued:

2.1.1. Category (type), series and other identification characteristics of securities.

Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption.

2.1.2. Maturity (for bonds and options of the issuer).

1092 (one thousand ninety two) days from the initial date of issue.

2.1.3. State registration number of the securities' issue (additional issue) and the date of state registration.

40101439B dated February 8, 2007

2.1.4. Name of the registration authority that registered the securities issue.

Bank of Russia.

2.1.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):

3,000,000 (Three million) pieces of RUR 1000 (one thousand rubles) nominal value each.

2.1.6. Method of securities issue.

Open subscription.

2.1.7. Price for securities issued or procedure of its defining.

The procedure for determining the issue price was determined by the decision of the Board of Directors of Bank Vozrozhdenie at 100% of the nominal value of bonds (Minutes No 6 dated December 29, 2006).

Starting from the second day of bonds issue a buyer while purchasing bonds will pay accrued coupon income, that is calculated from the initial date of issue as follows:

NKD = C(1) * Nom * (T-T(0)) / (365*100%), in rubles, where

NKD – accrued coupon income, in rubles

Nom – nominal value of 1 bond in rubles

C(1) – interest rate of first coupon, per cent per annum

T – current date

T(0) – initial date of issue

T-T(0) – number of days from the initial date of issue till the current date.

Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).

2.1.8. Preemptive rights for shareholders of the issuer and / or other persons.

There are no preemptive rights for bonds issued.

2.2. Initial date of the bond issue.

March 7, 2007 (Minutes of the Board of Directors No 10 dated March 1, 2007)

2.3. Initial date of the bond issue could be changed subject to publishing the information on this fact through the business news service and at the bank's web-site www.vbank.ru not later than 1 day before the Initial date of the bond issue indicated in the present statement.

2.4. Date of bond issue closing and the order of its determination.

Date of bond issue closing is determined as the earliest of two dates:

a) 5 (fifth) business day after the Initial date of the bond issue; or

b) date of issuing the last bond of this issue, but not later than 1 year from the date of state registration of this issue of securities

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Mark M. Nakhmanovitch
3.2. March 1, 2007	Stamp	

Statement of material fact

Information that can materially effect the price of joint-stock company's securities

Decision of the Board of Directors on foundation of a single and / or collective executive body.

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. **Content of the Message**
1. Date of the meeting of the Board of Directors of the joint-stock company where the relevant decision was made. March 1, 2007 2. Date and number of the Minutes of Contents of the meeting of the Board of Directors where the relevant decision was made; March 1, 2007, Minutes №10. 3. Decision made by the Board of Directors. To elect Mrs. Alla Novikova, Chief Accountant of the Bank, as a member of the Management Board of Bank Vozrozhdenie. 4. Share of the joint-stock company authorized capital owned by the person. 0.002334% Portion of ordinary shares of the joint-stock company owned by the person. 0.000251% 5. Information about participation of the person in the authorized capital of the joint-stock company subsidiaries and affiliates and about portion of shares of such subsidiaries and affiliates owned by the person if such subsidiaries and affiliates are joint-stock companies. The person has no such shares or participations. 6. Portion of ordinary shares of the joint-stock company and / or its subsidiaries and affiliates that the person can acquire as a result of its rights under the option granted by the joint-stock company and / or its subsidiaries and affiliates. The person has no such shares.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Mark M. Nakhmanovitch
3.2. March 1, 2007	Stamp	

END